Lapolla Industries, Inc. Intercontinental Business Park 15402 Vantage Pkwy E, # 322 Houston, Texas 77032 281.219.4700 Fax 281.219.4710

July 31, 2012
File No. 1-31354
Attn:  Pamela Long
Assistant Director
Division of Corporation Finance
United States
Securities and Exchange Commission
Washington, D.C.  20549

Re:           Response to Comment Letter dated July 23, 2012

Dear Pamela Long:

I have been charged with the duty of responding to your above reference letter on behalf of Lapolla Industries, Inc. (the “Company”).

Please find herein our responses ordered in the manner in which they were presented in your letter for your review.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis . . . page 5

Liquidity and Capital Resources, page 8

Comment 1.  You state that your new Revolver Loan provides an automatic sweep of your bank accounts to facilitate draw downs and minimize interest expense.  With a view toward future disclosure, please explain the automatic sweep feature in more detail to provide a better understanding of how the sweep works, how often it occurs, where the cash goes, and any other material terms necessary to help an investor understand the importance of the sweep to your Revolver Loan and your liquidity and capital resources.

Response 1.  We acknowledge your comment and have provided model disclosure below which will be included in future filings for your information:

“We maintain a Revolver Loan with a banking institution that includes an automatic cash sweep feature that identifies any cash available in our bank accounts at the end of a banking business day and then applies that cash to reduce our outstanding Revolver Loan balance for that day.  The reduction serves to decrease our daily interest expense to the extent cash is identified and swept over to reduce the Revolver Loan. Disbursements are paid daily by the banking institution from cash being made available under our Revolver Loan based on a borrowing base calculation prepared daily by us and provided to the banking institution for funding.”

Comment 2.  In the first paragraph, you state that cash on hand, in part, will be sufficient to fund operations through fiscal 2012.  Given that you have no cash on hand, please explain to us how you are able to make this statement.

Response 2.  We acknowledge your comment. As described in our Response 1 to your Comment 1 above, we have automatic access to cash up to the amount available under our Revolver Loan. The phrase “cash on hand” will be replaced with “cash available under our Revolver Loan” in future filings.

Signatures, page 22

Comment 3.  In future filings, please have your principal executive officer, principal financial officer, and controller or principal accounting officer indicate that they are signing the report in those capacities in the second portion of the signatures section.  Refer to General Instruction D(2)(a) to Form 10-K.

Response 3.  We have reviewed your comment. The principal financial officer and principal accounting officer capacities are combined into and handled by the same person at this time.  In future Form 10-K filings, not only will we notate the combination of capacities in the appropriate signature line but we will also have the principal executive officer, and principal financial officer (which in our case is also the principal accounting officer), sign the report in each of those capacities in the second portion of the signatures section.

Please be advised that in connection with our responses to your comments above, please find our written statement below acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We appreciate the manner in which you and your staff are guiding us in our compliance with applicable disclosure requirements, and more importantly, the enhancement of our presentation to our shareholders in our periodic filings.

If you have any questions or concerns or wish to discuss any of the matters addressed herein or require clarification on anything whatsoever in whatever regard relating to this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

LAPOLLA INDUSTRIES, INC.

/s/  Michael T. Adams, EVP

Michael T. Adams
Executive Vice President

MTA/